Direct: +1 212.351.4034 Fax: +1 212.351.5237

June 20, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         Lauren P. Nguyen, Special Counsel
Tonya K. Aldave
Heather Clark
Linda Cvrkel

Re:                             Noodles & Company
Amendment No. 3 to Registration Statement on Form S-1
Filed June 20, 2013
Registration No. 333-188783

Ladies and Gentleman:

On behalf of Noodles & Company (the “Company”), we are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 to the Registration Statement on Form S-1 (Registration No. 333-188783), which was submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2013 (the “Registration Statement”) and was amended on May 30, 2013 and June 17, 2013. The Company submitted draft Registration Statements confidentially to the Commission on March 22, 2013 and May 10, 2013.  In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 18, 2013 (the “Letter”).  Each of your comments is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.  We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the revised Registration Statement in paper format, marked to show changes against Amendment No. 2 to the Registration Statement on Form S-1 filed on June 17, 2013.

Dividend Policy, page 33

1.                                      We note your disclosure on page 33 indicating that you are currently contemplating paying a special dividend on the one share of Class C Common stock in connection with the offering.  Please tell us and revise page 33 to disclose the amount of the dividend.  Also, please revise your pro forma balance sheet presented alongside your historical balance sheet to reflect the payment of this dividend as if it occurred at the most recent balance sheet date presented in your financial statements.  Refer to the guidance outlined in SAB Topic 1.B.3.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised page 33 to disclose the amount of the transaction payment payable on the Class C common stock and has revised the pro forma balance sheet to disclose the amount of the transaction payment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Capitalization, page 34

2.                                      As the reverse stock split is occurring prior to the completion of your planned public offering, please revise your capitalization disclosures to reflect the reverse stock split in your actual capitalization amounts as of April 2, 2013 rather than only in your “as adjusted” amounts as you have indicated in the first bullet point on page 34.

Response:                                        The Company notes the Staff’s comment and, in response thereto, advises that the capitalization information as of April 2, 2013 presented in the “Actual” column on page 35 had already been adjusted to give effect to the Company’s contemplated reverse stock split, and that the description of this presentation has been revised to state that that it is on an actual basis, except to the extent that it has been adjusted to give effect to the contemplated reverse stock split.

Off-Balance Sheet Arrangements, page 58

3.                                      Please disclose the amount of compensation expense you expect to recognize in connection with the issuance of stock options to your CEO and CFO disclosed on page 84.

Response:                                        The Company notes the Staff’s comment and, in response thereto, advises that it has revised its disclosure under the heading “Off-Balance Sheet Arrangements” to include the amount of compensation expense it expects to recognize in connection with the issuance of options to the Chairman and Chief Executive Officer and the President and Chief Operating Officer to purchase shares of Class A common stock of the Company.  The Company notes that the Chief

Financial Officer will not receive options to purchase shares of Class A common stock of the Company in connection with this grant.

Stock-Based Compensation Expense, page 59

Determination of the Fair Value of Common Stock

4.                                      We note the disclosures that have been added to page 63 of MD&A in response to our prior comment number 7.  Please revise the discussion on page 63 to explain why the discount rate used in valuing your stock-based compensation grants decreased in each successive valuation that was prepared by the company and explain how these discount rates were determined.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure to further explain why the discount rate used in valuing the Company’s stock-based compensation grants decreased in each successive valuation that was prepared and how the discount rates were determined.

Principal Stockholders, page 90

5.                                      We note that the amounts of shares beneficially owned prior to the offering for the first seven executive officers and directors in the table on page 91 page increased, even after the reverse stock split.  Please explain the nature of the increase in the amount of shares beneficially owned by such executives and directors.  Your response and revised disclosure should clarify whether any stock-based compensation was issued to such executives and directors, the fair value of any stock issued, the amount of compensation expense recognized and how you accounted for the issuance of such stock-based compensation in your financial statements, as applicable.

Response:                                        The Company notes the Staff’s comment and, in response thereto, advises that the increase in the shares beneficially owned prior to the offering reflects the inclusion of options to purchase 1,064,911 shares of Class A common stock of the Company that were previously granted between December 27, 2010 and December 6, 2012 and will accelerate and become exercisable upon completion of this offering.  These options to purchase shares had not previously been included in the table, and have been added because these options will be exercisable within 60 days of the date of the table, based on the anticipated timing of the contemplated initial public offering.  The Company has recognized stock compensation charges on the options previously granted in its historical financial statements.  The acceleration of the vesting of these shares will be recognized upon completion of the offering and the Company estimates that this expense will be approximately $1.5 million, as reflected on page 47 under the heading “General and Administrative Expense.”  The fair value of these grants is reflected on page 61 in the table under the heading “Determination of the Fair Value of Common Stock.”  Separately, options to purchase 201,950 shares of Class A common stock of the Company that are contemplated to be granted and exercisable upon completion of this offering, as disclosed on page 58 under the heading “Off Balance Sheet Arrangements,” were included as options beneficially owned by Kevin Reddy and Keith Kinsey.

Certain Relationships and Related Transactions, page 92

6.                                      We note that you have filed the 2013 Stockholders Agreement as an exhibit to your registration statement.  Please disclose the material transfer restrictions under the 2013 Stockholders Agreement.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised its disclosure with respect to the 2013 Stockholders Agreement to include disclosure with respect to the material transfer restrictions thereunder.

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

7.                                      Please remove the restrictive legend that follows the report and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement.  Also, please indicate the date for the disclosures included in Note 17 to the audited financial statements.  The consent of the independent registered accountant should also be revised to indicate the effective date of the stock split.

Response:                                        The Company notes the Staff’s comment and, in response thereto, notes that it intends to file an amendment to its Registration Statement with the Commission that will include the Company’s independent registered public accounting firm’s report and consent with the restrictive legend removed on the day prior to the pricing of the contemplated offering.  Prior to that filing, the Company intends to file an amendment to its Certificate of Incorporation effecting the contemplated reverse stock split and restating the Certificate of Incorporation in its post-initial public offering form, as described in the Registration Statement, on the day prior to the pricing of the initial public offering.  The Company has clarified its disclosure in the Registration Statement to reflect that the reverse stock split and the amendment and restatement of its Certificate of Incorporation in its post-initial public offering form will be effected prior to the offering.  In the amendment to its Registration Statement to be filed after effecting the reverse stock split on the day prior to the pricing of the contemplated offering, the Company will indicate the effective date of the stock split in Note 17 to the audited financial statements.

Consolidated Balance Sheet, page F-3

8.                                      Please eliminate the pro forma balance sheet presented as of January 1, 2013.  This pro forma balance sheet presentation should be included only as of the latest interim balance sheet date presented in your financial statements.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised its disclosure to eliminate the pro forma balance sheet noted by the Staff.

Consolidated Balance Sheets, page F-32

9.                                      We note from the disclosure included on pages 58 and 92 that you plan to pay $400,000 to each of Catterton and Argentia in connection with the offering.  Please note that since Catterton and Argentia are your principal shareholders, these payments appear to be analogous to distributions to owners and should be reflected in the pro forma balance sheet that is presented alongside your historical balance sheet as of the latest interim period presented in your financial statements.  Refer to the guidance outlined in SAB Topic 1.B.3.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the pro forma balance sheet to disclose the amount of the transaction payments to Catterton and Argentia.

Consolidated Statements of Equity, page F-6

10.                               We note footnotes (2) and (3); however, we cannot find references to such footnotes in the consolidated statements of equity.  Please revise to reference these footnotes to the appropriate line items on page F-6.

Response:                                        The Company notes the Staff’s comment and, in response thereto, advises that the references to footnotes (2) and (3) noted in the Staff’s comment above have been added to the consolidated statements of equity.

11.                               In a related matter, please revise the 10,905,789 shares of Class B common stock disclosed in footnote 2 to give effect to the reverse stock split.

Response:                                        The Company notes the Staff’s comment and, in response thereto, has revised the disclosure with respect to the number of shares of Class B common stock disclosed to give effect to the reverse stock split.

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If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034 or Sean Sullivan at (212) 351-2453.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:                                Kevin Reddy, Noodles & Company

Paul Strasen, Noodles & Company

Joshua Korff, Kirkland & Ellis LLP

Michael Kim, Kirkland & Ellis LLP